
Mail Stop 3720

May 4, 2007

Via U.S. Mail and Fax (201-569-4595)
Mr. Mitch Cohen
Chief Financial Officer
Asta Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632

      RE: **Asta Funding, Inc.**
                Form 10-K for Fiscal Year Ended September 30, 2006
                Filed December 14, 2006

                Form 10-Q for Fiscal Quarter Ended December 31, 2006
                File No. 0-26906

Dear Mr. Cohen:

      We have reviewed your supplemental response letter dated March 26, 2007 as well as your filing and have the following comments. As noted in our comment letter dated March 5, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended September 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

      Critical Accounting Policies, page 31

1.   Please refer to prior comment 2. Please provide us with an analysis for each portfolio or pool that shows the cash flows per period that were initially projected, any revisions to the cash flows and the actual cash flows for each period. Provide us with the IRR for each pool and any changes that you have made to your initial IRR. Show us the disclosure that you have made regarding these analyses. Please reconcile your response with the requirement of paragraph .13 of Practice Bulletin 6 that future cash flows must

be both reasonably estimable and probable to utilize your Accrual Basis or interest method rather than the cost recovery method which is prescribed when the amounts and timing of collections are not reasonably estimable and the ultimate collectibility of the acquisition amount of the loan and discount is not probable. As we previously requested, we note that over time the percentage of your loan portfolio that you have classified as Accrual Basis has increased significantly over the years. Please tell us in greater detail what has changed in your loan portfolios to justify the use of the interest method rather than cost recovery. In this regard, we note that you have over 20 years experience in this area, yet you have only recently transitioned most of your loan pools to the Accrual Basis. Tell us in detail your consideration of paragraph .18.

2.   Please refer to prior comment 4. You state that when you adopted SOP 03-3 that you started aggregating portfolios possessing specific common characteristics. Tell us and disclose in future submissions the common characteristics, if any, that were used for SOP 03-3 aggregation. We request you to address the specific criteria that were used for each aggregation. We note that you have provided us with the characteristics that were considered generally in your response to our prior comment 4.

3.   We note that you *generally* consider each purchase a separate portfolio. Please tell us in detail about the circumstances where you deviate from your general policy and your rationale for doing so. Also, tell us how you determine the underlying credit quality of each loan. Tell us your aggregation policy and your methodology for estimating the amount and timing of cash flows when you acquire a well-seasoned portfolio that does not meet your purchasing criteria.

4.   Please refer to prior comment 5. Show us your consideration of the difference between the amount and timing of your estimated cash flows with actual cash flows for each portfolio. Show us how you can demonstrate that you have a reasonable expectation regarding the timing and amount of cash flows expected to be collected as required under paragraph .06 of SOP 03-3.

5.   You have stated that you have purchased in excess of 220 portfolios since 1999. Tell us the number of portfolios purchased in each quarter for each fiscal period and indicate whether you used the interest accrual or cost recovery method. Revise your disclosure in future submissions and tell us now about the write-downs of your portfolio to adjust actual cash collections to estimated cash collections and for failure to receive cash collections. Please exclude sales of receivables from this analysis but note the face amount sold and the amount received. Tell us why you transfer some receivables that were in your Accrual Basis portfolios to the Cash Basis portfolios and how you make the determination. Tell us if you have ever transferred from the Cash Basis portfolios to the Accrual Basis portfolios.

6.   Please refer to prior comment 6. Please revise to discuss in detail here and to disclose in the notes to the financial statements, how you have determined that a portfolio is impaired. Disclose the amounts of impairments for each period presented.

Form 10-Q for December 31, 2006

7.   Please revise, as applicable, for comments issued regarding Form 10-K for the Year Ended September 30, 2006.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Please file your response letter on EDGAR.

        You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director